UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Synalloy Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

871565107

(CUSIP Number)

Ryan Levenson

Privet Fund MANAGEMENT LLC

79 West Paces Ferry Road

Suite 200B

Atlanta, Georgia 30305

(404) 419-2670

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,535,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,535,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,535,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,535,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,535,507
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,535,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Andee Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Aldo Mazzaferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Benjamin Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

John P. Schauerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 871565107

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Privet Fund LP, a Delaware limited partnership (“Privet Fund”);
(ii)	Privet Fund Management LLC, a Delaware limited liability company (“Privet Fund Management”), which serves as the general partner and investment manager of Privet Fund;
(iii)	Ryan Levenson, who serves as the managing member of Privet Fund Management;
(iv)	Andee Harris;
(v)	Aldo Mazzaferro;
(vi)	Benjamin Rosenzweig; and
(vii)	John P. Schauerman.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Privet Fund, Privet Fund Management and Mr. Levenson are collectively referred to as “Privet.” The Reporting Persons are parties to that certain Joint Filing and Solicitation Agreement (as further described in Item 6) with UPG Enterprises LLC, Paul Douglass and Christopher Hutter (collectively, “UPG”). As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and UPG. It is the understanding of the Reporting Persons that UPG will file a separate Schedule 13D with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning UPG and its investment in the Issuer.

(b)       The address of the principal office of each of Privet Fund, Privet Fund Management and Messrs. Levenson and Rosenzweig is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305. The address of the principal office of Ms. Harris is 200 South Wacker Drive, Suite 2650, Chicago, Illinois 60606. The address of the principal office of Mr. Mazzaferro is 15 Midwood Road, Stony Brook, New York 11790. The address of the principal office of Mr. Schauerman is 6488 E. Gainsborough Road, Scottsdale, Arizona 85251.

(c)       The principal business of Privet Fund is investing in securities. The principal business of Privet Fund Management is serving as the general partner and investment manager of Privet Fund. The principal occupation of Mr. Levenson is serving as the managing member of Privet Fund Management. The principal occupation of Ms. Harris is serving as the Founder and Chief Executive Officer of Franklin Heritage, LLC, a private equity firm that invests in cutting-edge technology and manufacturing. The principal occupation of Mr. Mazzaferro is serving as the Managing Partner and Director of Research at Mazzaferro Research, LLC, a steel industry research boutique firm. The principal occupation of Mr. Rosenzweig is serving as a Partner at Privet Fund Management. The principal occupation of Mr. Schauerman is serving as a private investor.

9

CUSIP No. 871565107

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Levenson, Mazzaferro, Rosenzweig and Schauerman and Ms. Harris are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 16, 2020, Privet Fund delivered a letter to the Issuer nominating Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2020 annual meeting of stockholders (the “Annual Meeting”).

On March 18, 2020, Privet and UPG issued a press release announcing the nomination of the Nominees and explaining their belief why meaningful change is required to the Board. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 9,117,657 Shares outstanding as of March 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2020.

As of the date hereof, Privet Fund beneficially owned 1,535,507 Shares, constituting approximately 16.8% of the Shares outstanding.

Privet Fund Management, as the general partner and investment manager of Privet Fund, may be deemed to beneficially own the 1,535,507 Shares owned by Privet Fund, constituting approximately 16.8% of the Shares outstanding. Mr. Levenson, as the managing member of Privet Fund Management, may be deemed to beneficially own the 1,535,507 Shares owned by Privet Fund, constituting approximately 16.8% of the Shares outstanding.

As of the date hereof, Ms. Harris and Messrs. Mazzaferro, Rosenzweig and Schauerman did not beneficially own any Shares, constituting 0% of the Shares outstanding.

UPG has represented to the Reporting Persons that it beneficially owns 723,401 Shares. Collectively, UPG and the Reporting Persons beneficially own 2,258,908 Shares, which represents approximately 24.8% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 723,401 Shares beneficially owned by UPG.

10

CUSIP No. 871565107

(b)       Each of Privet Fund, Privet Fund Management and Mr. Levenson may be deemed to have shared power to vote and dispose of the Shares reported owned by Privet Fund.

(c)       None of the Reporting Persons have entered into any transactions in the securities of the Issuer since the filing of Amendment No. 8 to the Schedule 13D. Further, Ms. Harris and Messrs. Mazzaferro, Rosenzweig and Schauerman have not entered into any transactions in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 16, 2020, the Reporting Persons and UPG entered into a Joint Filing and Solicitation Agreement, which superseded the Group Agreement (as defined and described in Amendment No. 8 to the Schedule 13D) between Privet and UPG, pursuant to which, among other things, the parties agreed to (i) form a group with respect to the securities of the Issuer, (ii) solicit proxies for the election of the Nominees to the Board at the Annual Meeting and (iii) split expenses incurred in connection with the group’s activities between Privet and UPG based on each of Privet’s and UPG’s pro rata ownership percentage of Shares, as adjusted each month. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated March 18, 2020.

99.2	Joint Filing and Solicitation Agreement, by and among Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, UPG Enterprises LLC, Paul Douglass, Christopher Hutter, Andee Harris, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman, dated March 16, 2020.

99.3	Powers of Attorney.

11

CUSIP No. 871565107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2020

PRIVET FUND LP

By:	Privet Fund Management LLC General Partner

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

/s/ Ryan Levenson
Ryan Levenson Individually and as attorney-in-fact for Andee Harris, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman

12